[redacted]

SEC 09058050 MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson (317) 264 - 2614
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Gregory W. Goelzer, Vice-Chairman and CEO
Title

STATE OF: Indiana
COUNTY OF: Marion

Before me the undersigned, a Notary Public for Johnson County, State of Indiana, personally appeared Gregory W. Goelzer and acknowledged the execution of this instrument, this 26 day of February, 2009

Signature

Patricia J. Trusty, Notary Public

My Commission expires: March 19, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2008 and December 31, 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 19 through 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 25, 2009

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 1,405,644	$ 1,104,405
Cash segregated under federal regulations	-	1,037
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	29,431	18,614
Other receivables	26,545	14,461
Marketable securities	191,857	248,146
Property and equipment	107,523	166,567
Other assets	68,825	39,240
Total Assets	$ 1,932,388	$ 1,695,033

Liabilities and Shareholders' Equity	December 31, 2008	December 31, 2007
Accounts payable	$ 56,776	$ 12,224
Deposit	25,000	-
Accrued retirement plan expenses	74,177	104,796
Accrued rent	157,615	173,738
Other liabilities	227,796	195,173
Total liabilities	541,364	485,931
Shareholders' Equity		
Common stock, no par value	1,205,108	1,175,941
Additional paid-in-capital	454,509	454,509
Retained deficit	(268,593)	(421,348)
Total shareholders' equity	1,391,024	1,209,102
Total Liabilities and Shareholders' Equity	$ 1,932,388	$ 1,695,033

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2008	For The Years Ended December 31, 2007
Revenues		
Investment advisory fees	$ 3,514,294	$ 3,554,408
Commissions	1,234,975	1,008,049
Business valuations	-	402,550
Consulting fees	146,250	162,450
Investment banking	-	115,250
Net gains on firm securities trading accounts	11,590	13,796
Interest	35,901	53,075
Other	102,648	43,716
Uncollectible accounts	-	(79,000)
Total revenues	5,045,658	5,274,294
Operating Expenses		
Employee compensation and benefits	2,619,027	2,978,889
Commissions and floor brokerage	465,565	394,528
Communications	127,824	152,040
Occupancy and equipment rental	337,661	325,569
Promotional costs	109,582	145,214
Interest expenses	408	150
Other operating expenses	329,831	511,258
Total operating expenses	3,989,898	4,507,648
Net Income	$ 1,055,760	$ 766,646

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2006	$ 1,159,559	$ 454,509	$ (650,403)
Net income			766,646
Sale of common stock	141,382		
Repurchase of common stock	(125,000)		
Shareholder distributions			(537,591)
Balance, December 31, 2007	1,175,941	454,509	(421,348)
Net income			1,055,760
Sale of common stock	29,167		
Shareholder distributions			(903,005)
Balance, December 31, 2008	$ 1,205,108	$ 454,509	$ (268,593)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flows

	For The Years Ended	
	December 31, 2008	December 31, 2007
Operating Activities		
Net income	$ 1,055,760	$ 766,646
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	61,846	65,702
Gain on sale of assets	(62,011)	-
Changes in operating assets and liabilities		
Accounts receivable from customers	(10,817)	51,859
Net change in trading inventory	56,289	(7,292)
Shareholder receivables	-	28,856
Other receivables	(12,084)	(9,193)
Other assets	(28,548)	41,717
Accounts payable	44,552	(58,934)
Other liabilities	10,881	239,892
Net Cash Provided by Operating Activities	1,115,868	1,119,253
Investing Activities		
Proceeds on sale of assets	62,370	-
Purchase of property and equipment	(3,161)	(36,173)
Net Cash Provided by (Used in) Investing Activities	59,209	(36,173)
Financing Activities		
Shareholder distributions	(903,005)	(537,591)
Sale of common stock	29,167	141,382
Repurchase of common stock	-	(125,000)
Net Cash Used in Financing Activities	(873,838)	(521,209)
Increase in Cash and Cash Equivalents	301,239	561,871
Cash and Cash Equivalents at Beginning of Year	1,104,405	542,534
Cash and Cash Equivalents at End of Year	$ 1,405,644	$ 1,104,405

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Most revenues are recognized when earned regardless of when cash is received. Business valuation revenues are recognized upon completion of the particular project. Uncollectible trade receivables are charged off when numerous collection attempts have failed.

Securities Owned
Marketable securities are valued at their quoted market values in an active market. The resulting differences between cost and market value are included in income under the description Net gain on firm securities trading accounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $61,846 and $65,702 for the years ended December 31, 2008 and 2007, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2008 or 2007. The Company paid $408 and $150 in interest costs in 2008 and 2007, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $-0- and $1,037 in 2008 and 2007, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

In October 2008, the bank closed this account, due to inactivity, without management's knowledge. The bank sent the balance of the account to the Office of the Indiana Attorney General Unclaimed Property Division. Upon discovering that the account was closed, management was able to convince the bank to reclaim those funds and to reopen this account for the benefit of customers in February 2009. According to management there were no transactions during that period that would have been required to be transacted through that account.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory and consulting services. The Company does not require collateral on receivables from customers.

Note 4 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2008	December 31, 2007
U. S. Government obligations, maturing in less than one year	$ 61,029	$ 60,525
U. S. Government obligations, maturing within one to five years	130,828	187,621
	$ 191,857	$ 248,146

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2008	December 31, 2007
Copier/Fax equipment	$ 22,952	$ 22,952
Office furniture	264,151	264,151
Computer equipment	71,857	76,676
Computer software	22,366	22,366
Leasehold improvements	114,444	114,444
Telephone equipment	24,642	24,642
	520,412	525,231
Less: Accumulated depreciation	412,889	358,664
Total	$ 107,523	$ 166,567

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at December 31, 2006	469,074	139,623
Exercise of stock options		12,246
Shared purchased	(10,000)	-
Balance at December 31, 2007	459,074	151,869
Exercise of stock options	-	2,478
Balance at December 31, 2008	459,074	154,347

The Company and several of its employees have signed non-qualified stock option agreements. The Company may grant options for up to 252,000 shares of non-voting common stock. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2008 and 2007, 70,315 and 56,505 options were exercisable. Options are exercisable only after vesting.

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/03 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 2.0911
Risk-free interest rate	3.57%	3.83%	4.07%
Expected life	5.3 years	6.3 years	7.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	5/1/05 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.79%	3.83%	3.92%
Expected life	3.3 years	4.3 years	5.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	5/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	4.00%	4.10%	3.80%
Expected life	6.3 years	7.3 years	3.7 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.81%	3.87%	3.93%
Expected life	4.7 years	5.7 years	6.7 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	5/16/06 Option Grant	5/16/06 Option Grant
Dividend per share per year	$ 1.0818	$ 0.8050	$ 0.8050
Risk-free interest rate	4.02%	4.96%	4.94%
Expected life	7.7 years	3.4 years	4.4 years
Expected volatility	Excluded	Excluded	Excluded

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 6 - Shareholders' Equity (Continued)

Assumption	5/16/06 Option Grant	5/16/06 Option Grant	5/16/06 Option Grant
Dividend per share per year	$ 0.8050	$ 0.8050	$ 0.8050
Risk-free interest rate	4.97%	5.02%	5.07%
Expected life	5.4 years	6.4 years	7.4 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/07 Option Grant	05/01/07 Option Grant	05/01/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.50%	4.50%	4.55%
Expected life	4.0 years	5.0 years	6.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/07 Option Grant	5/01/07 Option Grant	5/24/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.60%	4.64%	4.72%
Expected life	7.0 years	8.0 years	4.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/24/07 Option Grant	5/24/07 Option Grant	5/24/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.75%	4.79%	4.83%
Expected life	5.0 years	6.0 years	7.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/24/07 Option Grant	12/31/07 Option Grant	12/31/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	4.88%	3.38%	3.46%
Expected life	8.0 years	4.0 years	5.0 years
Expected volatility	Excluded	Excluded	Excluded

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 6 - Shareholders' Equity (Continued)

Assumption	12/31/07 Option Grant	12/31/07 Option Grant	12/31/07 Option Grant
Dividend per share per year	$ 0.8532	$ 0.8532	$ 0.8532
Risk-free interest rate	3.64%	3.83%	3.97%
Expected life	6.0 years	7.0 years	8.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/08 Option Grant	5/01/08 Option Grant	5/1/08 Option Grant
Dividend per share per year	$ 1.0788	$ 1.0788	$ 1.0788
Risk-free interest rate	2.91%	3.09%	3.29%
Expected life	4.0 years	5.0 years	6.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/08 Option Grant	5/1/08 Option Grant
Dividend per share per year	$ 1.0788	$ 1.0788
Risk-free interest rate	3.50%	3.72%
Expected life	7.0 years	8.0 years
Expected volatility	Excluded	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2007	165,947	11.56
Exercised	(2,478)	11.77
Expired	(10,699)	10.36
Forfeited	(20,335)	10.57
Granted	29,935	12.74
Outstanding on December 31, 2008	162,370	11.98

Note 6 - Shareholders' Equity (Continued)

Following is a summary of the status of fixed options outstanding at December 31, 2008:

Exercise Price Range	Number	Average Remaining Contractual Life
$10.36	6,380	.3 years
$12.20	7,751	.3 years
$10.36	6,380	1.3 years
$12.20	7,751	1.3 years
$10.36	6,380	2.3 years
$12.20	7,752	2.3 years
$12.20	7,751	3.3 years
$12.20	7,751	4.3 years
$12.20	5,987	1.7 years
$12.20	5,987	2.7 years
$12.20	5,987	3.7 years
$12.20	5,987	4.7 years
$12.52	1,619	3.4 years
$12.52	1,618	4.4 years
$12.52	1,619	5.4 years
$11.79	5,987	2.4 years
$11.79	5,987	3.4 years
$11.79	5,987	4.4 years
$11.79	5,987	5.4 years
$11.79	5,987	6.4 years
$11.79	9,960	3.0 years
$11.79	1,460	4.0 years
$11.79	1,460	5.0 years
$11.79	1,460	6.0 years
$11.79	1,460	7.0 years
$12.74	5,987	3.3 years
$12.74	5,987	4.3 years
$12.74	5,987	5.3 years
$12.74	5,987	6.3 years
$12.74	5,987	7.3 years

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. Pension expenses for this SARSEP plan for the years ended December 31, 2008 and 2007 were $108,785 and $119,549 respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2008 and 2007 was $70,456 and $100,256 respectively. The ESOP purchased 3,042 shares of Company stock in 2008 and as of December 31, 2008 holds 28,733 shares. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 8 - Commitments and Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2009	$ 255,400
2010	261,785
2011	268,170
2012	268,170
2013	245,823
Total	$ 1,299,348

Rental expenses for 2008 and 2007 were $254,265 and $235,556, respectively.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2008, the Company had $356,035 in excess of that amount. The Company also maintains cash balances with its clearing firm that are not insured against loss. Those deposits total $807,458 as of December 31, 2008.

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2008, the Company had net capital of $1,119,782, which was $869,782 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 45.2%.

Note 11 - Control Requirements

There are no amounts, as of December 31, 2008, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There was one difference between the December 31, 2008 unaudited Focus report and this report.

Net capital as reported on the unaudited Focus report of December 31, 2008	$ 1,120,819
Increase in non-allowable assets	(1,037)
Net Capital as Audited	$ 1,119,782

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 13 - Sale of Assets

On January 9, 2008, the Company sold the investment banking and valuation business of its subsidiary in an asset sale. Assets sold include work in process, marketing materials, intellectual property, documents, assumed contracts, and goodwill. The sales price will be determined based on a five-year earn out period. The Company received a $25,000 deposit, which shall be returned at the end of the five year contract. The Company will receive 20% of the valuation revenue and 10% of all investment banking revenue earned by the purchasing company. In 2008, the Company received $63,553 under the sales agreement. Future revenues as a result of this transaction are undeterminable.

Note 14 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Financial Condition

Assets	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 61,687	$ 47,208
Accounts receivable	18,959	14,438
Property and equipment, net of depreciation	-	20,040
Other assets	-	9,948
Total Assets	$ 80,646	$ 91,634
Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 270,846	$ 349,813
Deposit	25,000	-
Accrued rent	-	38,810
Other liabilities	10,425	-
Total liabilities	306,271	388,623
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained deficit	(226,250)	(297,614)
Total shareholder's equity (deficit)	(225,625)	(296,989)
Total Liabilities and Shareholder's Equity	$ 80,646	$ 91,634

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 14 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended	
	December 31, 2008	December 31, 2007
Operating revenues	$ 81,495	$ 540,875
Operating expenses	10,131	517,458
Net income	71,364	23,417
Retained deficit, beginning of period	(297,614)	(321,031)
Retained deficit, end of period	$ (226,250)	$ (297,614)

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2008

Note 14 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
	December 31, 2008	December 31, 2007
Operating Activities		
Net income	$ 71,364	$ 23,417
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	12,369
Gain on sale of assets	(62,370)	-
Changes in operating assets and liabilities:		
Accounts receivable	(4,521)	38,537
Other current assets	9,948	1,909
Accounts payable	(58,927)	(56,276)
Other current liabilities	(28,385)	(14,012)
Net Cash Provided by (Used in) Operating Activities	(72,891)	5,944
Investing Activities		
Proceeds on sale of assets	62,370	-
Deposit received	25,000	-
Net Cash Provided by Investing Activities	87,370	-
Increase in Cash and Cash Equivalents	14,479	5,944
Cash and Cash Equivalents at Beginning of Year	47,208	41,264
Cash and Cash Equivalents at End of Year	$ 61,687	$ 47,208

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2008

Net Capital

Shareholders' equity		$ 1,391,024
Deduct ownership equity not allowable for Net Capital		-
Total capital and allowable subordinated liabilities		1,391,024
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	107,523	
Accounts receivable	31,984	
Prepaid expenses	68,825	
Investment in subsidiary	45,221	253,553
Net capital before haircuts on security positions		1,137,471
Haircuts on securities:		
U.S. government obligations	2,599	
Other	15,090	
Undue concentrations	-	17,689
Net capital		$ 1,119,782

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2008

Aggregate Indebtedness		
General accounts payable	$	56,776
Accrued expenses and other liabilities		449,163
Total Aggregate Indebtedness	$	505,939
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		33,729
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (greater of above two amounts)		250,000
Excess Net Capital	$	869,782
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$	1,069,188
Percentage of Aggregate Indebtedness to Net Capital		45.2%

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation December 31, 2008

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 25 2009

Goelzer Investment Management, Inc.

Year Ended December 31, 2008

Financial Report